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... 2 0 2024

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70745

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: VF Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

222. N. Sepulveda Blvd., Suite 10-124
(No. and Street)

El Segundo	CA	90245
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Brody	(310) 895-3927	scott.brody@vestedfinance.co
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bansal & CO, LLP
(Name – if individual, state last, first, and middle name)

A-6 Maharani Bagh	New Dehli	India	110065
(Address)	(City)	(State)	(Zip Code)

1/22/2007	2807
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Scott Brody, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of VF Securities, Inc, as of February 12, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See Attachment for California Notary

Signature: Scott Brody

Title: Chief Executive Officer

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1.
2.
3.
4.
5.
6. Scott Brody

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 12 day of FEB., 2024, by
Date *Month* *Year*

(1) Scott Brody

(and (2) ____________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ISAAC GERARDO AVILA
Comm. No. 2474933
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. DEC. 4, 2027
CMD-1

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________ **Document Date:** ____________

Number of Pages: ____ **Signer(s) Other Than Named Above:** ____________

A-6, Maharani Bagh
New Delhi-110065
Ph. : 011-41626470-71
Mob. : 9810939245
E-mail : info@bansalco.com
Website : www.bansalco.com

BANSAL & CO LLP
CHARTERED ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members of VF Securities, Inc

Opinion on me Financial Statements

We have audited the accompanying statement of financial condition of VF Securities Inc. (the "Company") as of December 31, 2023, the related statements of operations, changes in member's equity and cash flows for the year ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all maternal respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public company Accounting Oversight Board (United States)("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCOAB.

We conducted our audit in accordance with the standards of the PCOAB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those

BANSAL & CO LLP New Delhi Chartered Accountants

risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I – Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commissions. The supplemental information is the responsibility of the Company's management. Our Audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR 6 240 17a-5.

In our opinion, the supplemental information is fairy stated, in all material respects, in relation to the financial statements as a whole.

Bansal & Co. LLP

We have served as VF Securities Inc's Auditor since 2023

New Delhi, India

February 8, 2024

VF Securities Inc
Statement of Financial Condition
December 31, 2023

	31-12-2023	31-12-2022
Assets	**Amount in USD**	**Amount in USD**
Cash and cash equivalents	$284,502.69	$277,976.05
Prepaid expenses	$0.00	$4,720.12
Accounts Receivable	$88,196.86	$19,427.31
Other Current Asset	$153,983.58	$170,000.00
Advance to Supplier	$333.78	$5,355.17
Total Assets	**$527,016.91**	**$477,478.65**
Liabilities and Member's Equity		
Liabilities		
Accounts Payable	$46,783.57	$59,617.50
Provision for Expense	$7,500.00	$15,500.00
Total Liabilities	**$54,283.57**	**$75,117.50**
Equity		
Share Capital	$895,030.01	$645,000.01
Opening Retained earning	-$242,638.86	-$1,260.00
Loss during the year	-$179,657.81	-$241,378.86
Member's equity	**$472,733.34**	**$402,361.15**
Total Liabilities and Member's Equity	**$527,016.91**	**$477,478.65**

For Bansal & Co., LLP
Chartered Accountants

BANSAL & CO LLP New Delhi Chartered Accountants

S.K. Bansal
Partner

Date: February 8, 2024
Place: New Delhi, India

For VF Securities, Inc.
Approved on behalf of the Board of Directors

Scott Brody
CEO

Date: February 6, 2024
Place: United States of America

VF Securities Inc
Statement of Operations
For the Year Ended December 31, 2023

Particulars	31-12-2023 Amount in USD	31-12-2022 Amount in USD
Revenue		
Cash Lending Share	$345,439.41	$41,246.11
Rebate on Volume (POFA)	$49,676.28	$12,475.66
Security Lending Share	$58,399.40	$3,624.54
Commission Income	$144,781.81	$977.15
Inter Co Revenue	$3,854.00	$0.00
Other Income	$1,238.10	$1.06
Total Revenue	**$603,389.00**	**$58,324.52**
Expenses		
Commission expense	$225,951.91	$146,401.86
Commitment fees	$20,000.00	$0.00
Customer Support fees	$29,343.00	$27,859.00
Advertising and Marketing	$15,529.00	$0.00
Salary	$228,485.00	$68,611.00
Professional fees	$46,885.26	$31,883.72
Subscription charges	$150,834.43	$3,908.50
Regulatory fees	$7,021.39	$4,644.83
Business Insurance	$7,647.12	$4,719.00
Rent	$5,857.00	$1,845.00
Rates and Taxes	$2,882.00	$0.00
Other operating expenses	$42,610.70	$9,830.47
Total Expenses	**$783,046.81**	**$299,703.38**
Net Income	**-$179,657.81**	**-$241,378.86**

For Bansal & Co., LLP
Chartered Accountants

S.K. Bansal
Partner

Date: February 8, 2024
Place: New Delhi, India

For VF Secutities, Inc.
Approved on behalf of the Board of Directors

Scott Brody
CEO

Date: February 6, 2024
Place: United States of America

VF Securities Inc
Statement of Changes in Member's Equity
For the Year Ended December 31, 2023

Particulars	**Amount in USD**
As at December 31, 2022	$402,361.15
Net income	-$179,657.81
Contributions	$250,030.00
As at December 31, 2023	**$472,733.34**

For Bansal & Co., LLP
Chartered Accountants

S.K. Bansal
Partner

Date: February 8, 2024
Place: New Delhi, India

For VF Securities, Inc.
Approved on behalf of the Board of Directors

Scott Brody
CEO

Date: February 6, 2024
Place: United States of America

VF Securities Inc
Statement of Cash Flows
For the Year Ended December 31, 2023

Particulars	Amount in USD
Cash Flows from Operating Activities	
Net income	-$179,657.81
Add: Provision for expense	-$8,000.00
Adjustments to reconcile net income to net cash used in activities:	
(Increase) decrease in:	
Accounts Receivable	-$68,769.55
Advance to supplier	$5,021.39
Deposits	$16,016.42
Prepaid Expense	$4,720.12
Increase (decrease) in:	
Accounts payable	-$12,833.93
Net Cash from Operating Activities	**-$243,503.36**
Cash Flows from Financing Activities	
Share Capital	$250,030.00
Net Cash from Financing Activities	**$250,030.00**
Net Increase in Cash and Cash Equivalents	**$6,526.64**
Cash and cash equivalents at beginning of year	$277,976.05
Cash and Cash Equivalents at End of Year	**$284,502.69**

For Bansal & Co., LLP
Chartered Accountants

BANSAL & CO LLP New Delhi Chartered Accountants

S.K. Bansal
Partner

Date: February 8, 2024
Place: New Delhi, India

For VF Securities, Inc.
Approved on behalf of the Board of Directors

Scott Brody
CEO

Date: February 6, 2024
Place: United States of America

VF Securities Inc
Schedule I
Computation of Net Capital Under Rule 15c3-1
As of December 31, 2023

Particulars	Amount in USD
Net Capital	
Total member's equity	$472,733.34
Less: Non-allowable assets:	-$333.78
Net Capital	**$472,399.56**
Net minimum capital requirement is:	
6 2/3% of aggregate indebtedness or $5,000, whichever is greater	$5,000.00
Excess Net Capital	**$467,399.56**

VF Securities Inc
Notes to the Financial Statements December 31, 2023

1.Organization
VF Securities Inc (the "Company") was organized as a Delaware limited liability company on 7th June 2021, and was registered with the Securities and Exchange Commission as a securities broker dealer on 6th July 2022. The Company provides financial advisory and related services.

2.Significant Accounting Policies
2.1 Basis of presentation
The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America. ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

2.2 Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

2.3 Revenue
The revenue recognition guidance of ASC Topic 606, Revenue from Contracts with Customers, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

Brokerage Activities

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis.

2.4 Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

2.5 Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

2.6 Income Taxes
The Company is a limited liability company. In lieu of income taxes, the Company borne 100% of its taxable income and expenses. Since VF Securities is a loss making entity therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to annual Franchise tax.

3.Recently Issued Accounting Pronouncements
There were no new accounting pronouncements during the year ended December 31, 2023 that we believe would have a material impact on our financial position or results of operations.

4.Net Capital Requirements
The Company is subject to the Securities and Exchange Commission's uniform net capital Rule 15c3-1 of Securities and Exchange Act, which requires the Company to maintain, at all times, a minimum net capital equal to or greater than $5,000 and . At December 31, 2023, the Company's net capital was $472,399.56 which exceeded the requirement by $467,399.56. Aggregate indebtedness at December 31, 2023 totaled $54,283.57. The Company's percentage of aggregate indebtedness to net capital was 11.49%.

5.Related Party Transactions
Pursuant to an Expense sharing agreement, effective January 1, 2023 & addendum to Expense sharing agreement effictive August 1, 2023 and Revenue sharing agreement, effective August 1, 2023, between Vested Finance Inc and the Company pays certain expenses of the Company including insurance, and other administrative and overhead expenses. The Company reimburses Vested Finance Inc for such expenses, determined to be $464,772.60 in 2023 and Received income of $3,854.

Vested Finance Inc and Company's VF Securities Inc are both owned by the Vested Holding.

6.Legal Matters
The Company in the normal course of its business may be named in matters arising from its activities as a broker-dealer. In the opinion of management, there are no legal issues that arose throughout the audit period.

7.Subsequent Events
There were no subsequent events through February 6, 2024, the date which the financial statements were issued.

VF Securities Inc
222 N. PACIFIC COAST HIGHWAY NO. 10-124 EL SEGUNDO CA 90245

SEA 15c3-3 Exemption Report

VF Securities, Inc. (the "Company") makes the following statement that we believe is true and accurate to the best of our knowledge and belief:

The Company engage in the following business activity:

A. Broker retailing corporate securities, over the counter,

B. Non-exchange member effecting transactions in listed securities through exchange member;

C. Broker that offers or engages in on-line trading/electronic trading

The company identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the company claimed an exemption from 17 C.F.R. $240.15c3 3(k)(2)(ii)(the "exemption provision").

The Company operates pursuant to SEC Rule 15c3-3(k)(2)(ii)(Customer protection rule) clearing all transactions on a fully disclosed basis through its clearing firm. The company does not hold customer funds or safekeep customer securities.

VF Securities, Inc.
I Scott Brody, affirm that, to the best of my knowledge and belief, the Exemption Report is true and correct.
Respectfully submitted,

Scott Brody

Scott Brody
CEO & CCO
February 06, 2024

A-6, Maharani Bagh
New Delhi-110065
Ph. : 011-41626470-71
Mob. : 9810939245
E-mail : info@bansalco.com
Website : www.bansalco.com

BANSAL & CO LLP
CHARTERED ACCOUNTANTS

To the Members of VF Securities, Inc.

We have reviewed VF Securities, Inc.'s assertions, included in the accompanying VF Securities, Inc.'s Exemption Report, in which (1) VF Securities INC identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the year ended December 31, 2023 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 under the Securities Exchange Act, 1934.

Bansalco

BANSAL & CO LLP New Delhi Chartered Accountants

Bansal & Co. LLP

New Delhi, India

February 8, 2024

A-6, Maharani Bagh
New Delhi-110065
Ph. : 011-41626470-71
Mob. : 9810939245
E-mail : info@bansalco.com
Website : www.bansalco.com

BANSAL & CO LLP
CHARTERED ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members of VF Securities, Inc

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of **VF Securities, Inc** (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 to Bank Reference No. B2403761855525 dated February 6, 2024 in the amount of $ 566 noting no differences;

2. Compared the Total Revenue of $ 603,387 reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2023 noting no differences;

3. Compared the total revenues of $603,387 reported in the SIPC-7 to the amounts reported in the Company's trial balance, which was agreed to the audited financial statements for the year ended December 31, 2023, which reported revenues of$ 603,389 for the year ended December 31,2023, noting a rounding off difference of $ 2.

BANSAL & CO LLP New Delhi Chartered Accountants

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences .

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Bansal & Co.

Bansal & Co. LLP

BANSAL & CO LLP New Delhi Chartered Accountants

New Delhi, India

February 9, 2024